

June 20, 2011

<u>Via Facsimile</u>
Mr. Duncan J. Palmer
Chief Financial Officer
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

      RE: **Owens Corning**
               Form 10-K for Fiscal Year ended December 31, 2010
               Filed February 16, 2011
               Form 10-Q for Fiscal Quarter ended March 31, 2011
               Filed April 27, 2011
               File No. 1-33100

Dear Mr. Palmer:

      We have reviewed your response letter dated June 9, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<center>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010</center>

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22</u>

<u>Liquidity, Capital Resources and Other Related Matters, page 30</u>

<u>Cash Flows, page 31</u>

1. We have reviewed your response to prior comment 4 from our letter dated May 25, 2011. We continue to believe that you should further expand your disclosure to discuss all material changes in your operating activities, investing activities and financing activities as depicted in your statement of cash flows. For example, we note your proposed

disclosure related to the changes in your operating activities. We would expect, at a minimum, discussion of asset impairments and deferred income taxes in the context of changes in your operating activities from December 31, 2009 to December 31, 2010. Please refer to the SEC Interpretive Release No. 33-8350. Please revise accordingly.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief